Exhibit 2.1

AMENDMENT

THIS AMENDMENT (this “Amendment”) is made and entered into as of June 21, 2007 by and between Digital Music Group, Inc., a Delaware corporation (“Purchaser”), and Tuhin Roy, as representative (the “Member Representative”) of the former members of Digital Rights Agency LLC, a California limited liability company (“DRA”), to amend the terms of the Agreement and Plan of Merger (the “Prior Agreement”) dated as of September 8, 2006, by and among Purchaser, Longtail Acquisition Corp., a California corporation, DRA, and Tuhin Roy and Rapfogel Partners Ltd., a Texas limited partnership. Certain capitalized terms not defined herein shall have the meaning ascribed to them in the Prior Agreement.

RECITALS

A. The Prior Agreement provides that the former members of DRA are entitled to be paid certain amounts of cash and shares of Purchaser Common Stock in the event that certain revenue thresholds for 2007 are achieved based upon Digital Distribution Revenue and New Channel Revenue. At this time, the parties desire to agree upon a fixed amount of cash and stock consideration that will paid in lieu of the foregoing.

B. Section 7.2 of the Prior Agreement provides that after the Effective Time the Prior Agreement may be amended by Purchaser and the Member Representative by execution of an instrument in writing signed by each of them.

C. Tuhin Roy is the Member Representative as defined in and used for purposes of the Prior Agreement.

D. The board of directors of Purchaser and Mr. Roy believe it is in the best interests of Purchaser and its stockholders and the former members of DRA, respectively, to amend the Prior Agreement as provided herein and, in furtherance thereof, have approved this Amendment.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual agreements, covenants and other premises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereby agree as follows:

1.1 Amendment. The Prior Agreement shall be amended as follows:

(a) Section 1.8(c) of the Prior Agreement is deleted in its entirety and replaced with the following:

“(c) Payment of Post-Closing Consideration. No later than July 10, 2007, Purchaser shall deliver, or cause to be delivered by the Exchange Agent, to each Member who held Company Units immediately prior to the Closing as reflected in the Spreadsheet, and who has delivered a Letter of Transmittal and those other documents of transfer referenced in Section 1.8(b) hereof, (i) by check or wire transfer in immediately available funds in accordance with the instructions of such Member set forth in the

Spreadsheet, an amount of cash equal to the portion of the Total Earn-Out Cash Consideration payable to such Member pursuant to Section 1.6(a)(i)(2)(a) hereof, and (ii) a certificate representing the number of shares of Purchaser Common Stock equal to the portion of the Total Earn-Out Stock Consideration issuable to such Member pursuant to Section 1.6(a)(i)(2)(b) hereof, plus any cash payable in lieu of a fractional share pursuant to Section 1.8(f) hereof.”

(b) The definition of “Total Earn-Out Cash Consideration” set forth in Section 8.1 of the Prior Agreement is deleted in its entirety and replaced with the following:

““Total Earn-Out Cash Consideration” shall mean $705,000.”

(c) The definition of “Total Earn-Out Stock Consideration” set forth in Section 8.1 of the Prior Agreement is deleted in its entirety and replaced with the following:

““Total Earn-Out Stock Consideration” shall mean 57,000 shares of Purchaser Common Stock.”

(d) The definitions of “Digital Distribution Multiplier”, “Digital Distribution Revenue”, “New Channel Multiplier” and “New Channel Revenue” set forth in Section 8.1 of the Prior Agreement are deleted in their entirety.

1.2 Investment Representations. Member Representative, on behalf of itself and the other Members, represents and warrants that the representations and warranties relating to the acceptance of shares of Purchaser Common Stock, of itself and the other Members set forth in the Member Representation Letters delivered in connection with the Closing, remain true and correct.

1.3 Counterparts. This Amendment may be executed in one or more counterparts, including by facsimile, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

1.4 Entire Agreement; Assignment. This Amendment constitutes the entire agreement among the parties with respect to the subject matter thereof and shall not be assigned by operation of law or otherwise. The Prior Agreement and the documents and instruments and other agreements among the parties hereto referenced therein, as amended hereby, shall continue in full force and effect.

1.5 Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

1.6 Rules of Construction. The parties hereto agree that they have been represented by legal counsel during the negotiation and execution of this Amendment and, therefor, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

IN WITNESS WHEREOF, Purchaser and the Member Representative have caused this Amendment to be signed as of the date first written above.

DIGITAL MUSIC GROUP, INC.		MEMBER REPRESENTATIVE:

By:	/s/ Clayton Trier	/s/ Tuhin Roy
Name:	Clayton Trier	Tuhin Roy
Title:	Chairman of the Board

[Signature page to Amendment to Agreement and Plan of Merger]